Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288734
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 1 DATED FEBRUARY 12, 2026
TO THE PROSPECTUS DATED JANUARY 30, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated January 30, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of March 1, 2026;
•to disclose the calculation of our January 31, 2026 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering;
•to update the “Experts” section of the Prospectus; and
•to otherwise update the Prospectus.
March 1, 2026 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of March 1, 2026 (and repurchases, if applicable, as of February 28, 2026) is as follows:

Transaction Price (per share)
Class T	$11.21
Class S	$11.21
Class D	$11.21
Class I	$11.21
Class F-I	$11.03
The transaction price for each of our Class I shares and Class F-I shares is equal to such class’s NAV per share as of January 31, 2026. A detailed presentation of the NAV per share is set forth below.
As of January 31, 2026, we had no Class T shares, Class S shares or Class D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares and Class D shares is based on the NAV per share for our Class I shares as of January 31, 2026. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2026 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of January 31, 2026 ($ and shares in thousands):

Components of NAV	January 31, 2026
Investments in real estate	$423,646
Investments in real estate-related securities	45,675
Cash and cash equivalents	18,581
Restricted cash	4,218
Other assets	5,229
Dividend payable	(906)
Other liabilities	(6,177)
Subscriptions received in advance	(3,135)
Mortgages, net of deferred financing costs	(231,540)
Accrued performance participation allocation	(14)
Management fee payable	(186)
Non-controlling interests in joint ventures	(16,313)
Net asset value	$239,078
Number of outstanding shares of common stock	20,837
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of January 31, 2026 ($ and shares in thousands, except per-share data):

NAV Per Share	Class I	Class F-I	Class P (1)	Class B (1)	Class R-I (1)	Total
Net asset value	$1,295	$17,472	$218,655	$1,104	$552	$239,078
Number of outstanding shares	116	1,584	18,990	98	49	20,837
NAV per share	$11.21	$11.03	$11.51	$11.24	$11.24
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(1)Class P, Class B and Class R-I shares are not sold as a part of our public offering.
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2026 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	8.12%	7.03%
Grocery-anchored shopping center	8.18%	6.66%

These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Community Shopping Center Values	Grocery-Anchored Shopping Center Values
Discount Rate	0.25% decrease	1.59%	1.90%
(weighted average)	0.25% increase	(2.03)%	(1.83)%
Exit Capitalization Rate	0.25% decrease	1.63%	2.26%
(weighted average)	0.25% increase	(1.99)%	(2.12)%
Status of Our Current Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 1,629,371 shares of our common stock (consisting of 55,095 Class I shares and 1,574,276 Class F-I shares) for total proceeds of $17.8 million and 35,591 shares of our common stock (consisting of Class I shares and Class F-I shares) pursuant to our distribution reinvestment plan for a total value of $0.4 million. As of the date hereof, we have not sold any Class T shares, Class S shares or Class D shares. We intend to continue selling shares in the public offering on a monthly basis.
Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of January 31, 2026 presented under the section “January 31, 2026 NAV Per Share” of this Supplement has been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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